MagnaChip Semiconductor Corporation

c/o MagnaChip Semiconductor S.A.

1, Allée Scheffer, L-2520

Luxembourg, Grand Duchy of Luxembourg

May 9, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Re:	MagnaChip Semiconductor Corporation
Registration Statement on Form S-3
(File No. 333-217576)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, MagnaChip Semiconductor Corporation, a Delaware corporation (the “Registrant”), hereby requests that the effective date of the above-captioned Registration Statement on Form S-3 (the “Registration Statement”) be accelerated to May 11, 2017 at 4:00 p.m. Eastern time or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Registrant of its awareness of its responsibilities under the federal securities laws of the United States as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact David Huntington of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3124.

Sincerely,

MagnaChip Semiconductor Corporation

By:	/s/ Theodore S. Kim
Name:	Theodore S. Kim
Title:	Chief Compliance Officer, EVP, General Counsel and Secretary

cc:	David S. Huntington, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP

Signature Page to Acceleration Request